AN
3/11/03

03014068

CW

SECUR... ...MMISSION
Washington, D.C. ...

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED
MAR 0 3 2003
WASH. DC 155 SECTION

SEC FILE NUMBER
52003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOHERTY & COMPANY, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2210 Main Street, Penthouse
(No. and Street)

Santa Monica (City) CA (State) 90405 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL DOHERTY (310)463-2112
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT T. HIGASHI
(Name — *if individual, state last, first, middle name*)

8332 1/2 MELROSE AVE. LOS ANGELES, CA 90069
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 4 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

OATH OR AFFIRMATION

I, ROBERT T. HIGASHI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOHERTY & COMPANY, LLC, as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Robert T. Higashi
Signature

CPA
Title

SUBSCRIBED AND SWORN BEFORE ME

Notary Public Tatiana Janashvili

FEB 28 2003

TATIANA JANASHVILI
COMM. # 1255159
NOTARY PUBLIC-CALIFORNIA
LOS ANGELES COUNTY
COMM. EXP. MARCH 27, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOHERTY & CO., LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

ROBERT T. HIGASHI
AN ACCOUNTANCY CORPORATION

Doherty & Co., LLC
Report of Independent Accountants

To Doherty & Co., LLC

In our opinion, the accompanying balance sheet and the related statement of income and of members' capital and of cash flows present fairly, in all material respects, the financial position of Doherty & Company, LLC at December 31, 2002 in conformity with generally accepted accounting principles. These financial statements are the responsibility of Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with generally accepted auditing standards, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for the opinion expressed above.

Robert T. Higashi

Robert T. Higashi, An Accountancy Corporation
February 21, 2003

CERTIFIED PUBLIC ACCOUNTANTS
8332 ½ MELROSE AVENUE, LOS ANGELES, CALIFORNIA 90069-5420 TEL (323) 655-7010 FAX (323) 655-7016 rthcorp@aol.com

DOHERTY & CO., LLC

CONTENTS

Doherty & Co., LLC
Balance Sheet
December 31, 2002

	Notes	2002
Assets		
Current Assets:		
Cash and cash equivalents	B	10,734
Prepaid Expenses	B	10,048
Total current assets		20,782
Investments	B	44,015
Property and equipment, net	B,C	67,412
Organization Costs, net	B,C	15,900
Security Deposit	D	0
Other Asset		15,000
Total assets		163,109
Liabilities and Members' Capital		
Current Liabilities:		
Accounts Payable	B	0
Salaries Payable	B	0
Payroll Taxes Payable	B	0
Income Tax Payable	B	0
Total current liabilities		0
Total Members' Capital	E	163,109
Total Liabilities and Members' Capital		163,109

Doherty & Co., LLC
Statement of Changes in Members' Capital Accounts
For the Year Ended December 31, 2002

Members' Capital (Note F)	*A	*B	TOTALS
Members' Capital, January 1, 2002	239,772	(6,524)	233,248
Partner contributions	171,952	0	171,952
Less: Personal drawings	0	0	0
Balance before profits and personal drawings	411,724	(6,524)	405,200
Loss for year	(239,670)	(2,421)	(242,091)
Members' Capital, December 31, 2002	172,054	(8,945)	163,109
Ownership Percentages, December 31, 2002	99%	1%	

MEMBER A	Michael Doherty
MEMBER B	Wendy Doherty

Doherty & Co., LLC
Statement of Income
For the Year Ended December 31, 2002

	Notes	
Revenue:		
Private Placement Fees	B	5,000
Reimbursed Expenses	B	0
Total Revenue		5,000
Cost:		
Reimbursable Expenses	B	0
Total Cost		
Net Revenue		5,000
Operating Expenses:		
Operating Expenses	I	247,116
Total Operating Expenses		247,116
Operating Loss		(242,116)
Interest Income		25
Loss before income taxes		(242,091)
Provision for income taxes	B	0
Net Loss		(242,091)

Subject to Notes to Financial Statement

Statement of Cash Flows
Doherty & Co., LLC
For the Year Ended December 31, 2002

Cash flow from operating activities:	
Net Income	(242,091)
Adjustments to reconcile net income to cash provided from operating activities:	
Depreciation	22,353
Provision for taxes	0
Amortization-Organization Costs	7,870
Other changes that(used) provided cash:	
Prepaid expenses	5,652
Other assets	0
Accounts payable	0
Salaries & payroll tax payable	0
Net cash provided from operating activities	(206,216)
Cash flow from investing activities:	
Payments for property and equipment	0
Lease Deposits	0
Net cash used in investing activities	0
Cash flow from financing activities:	
Member contributions	171,952
Advance to member	0
Member capital draws	0
Member personal draws	0
Net cash used in financing activities	171,952
Net change in cash and cash equivalents	(34,264)
Cash and cash equivalents at January 1, 2002	44,998
Cash and cash equivalents at December 31, 2002	10,734

Doherty & Co., LLC
Computation of Net Capital
As of December 31, 2002

1. Total ownership equity from Balance Sheet	163,109
2. Deduct ownership equity not allowable for Net Capital:	0
3. Total ownership equity qualified for Net Capital	163,109
4. Add:	
A.Liabilities subordinated to claims of general creditors allowable in computation of net capital	0
B. Other(deductions) or allowable credits(List):	0
5. Total capital and allowable subordinated liabilities	163,109
6. Deductions and/or charges:	
A. Total nonallowable assets from Balance Sheet	152,375
B. *Secured demand note deficiency*	0
C. Commodity futures contracts and spot commodities	0
D. Other deductions and/or credits	0
7. Other additions and /or credits	0
8. Net capital before haircuts on securities positions	10,734
9. Haircuts on securities(computed, where applicable, pursuant to 15c3-1(f)):	
A. Contractual securities commitments	0
B. Subordinated securities borrowings	0
C. Trading and investment securities:	
1. Exempted securities	0
2. Debt securities	0
3. Options	0
4. Other securities	0
D. Undue Concentration	0
E. Other(List)	0
10. Net Capital	10,734

Doherty & Co., LLC
Computation of Basic Net Capital Requirement
As of December 31, 2002

11. Minimum net capital required (6-2/3% of total aggregate indebtedness)	0
12. *Minimum dollar net capital requirement of reporting broker or dealer*	5,000
13. Net Capital requirement (greater of line 11 or 12)	5,000
14. Excess net capital (line 10 less 13)	5,734
15. Excess net capital at 1000%(line 10 less 10% of total aggregate indebtedness)	10,734

Subject to Notes to Financial Statement

Doherty & Co., LLC
Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3
As of December 31, 2002

	Credits	Debits
1. Free credit balances and other credit balances in customers' security accounts	0	
2. Monies borrowed collateralized by securities carried for the accounts of customers	0	
3. Monies payable against customers securities loaned	0	
4. Customers' securities failed to receive	0	
5. Credit balances in firm accounts which are attributable to principal sales to customers	0	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0	
7. Marker value of short security count differences over 30 calendar days old	0	
8. Market value of short securities and credits in all suspense accounts over 30 calendar days	0	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	0	
10.Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		0
11.Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		0
12.Failed to deliver of customers' securities not older than 30 calendar days		0
13.Margin required and on deposit with the Options Clearing Corp. for all option contracts written or purchased in customer accounts		0
Total Credits	0	
Total Debits		0
14.Excess of total credits over total debits required to be on deposit in the Reserve Bank Account" (240.15c3-3(e)).		0

Subject to Notes to Financial Statement

Doherty & Co., LLC
Reconciliation of the Computation of Net Capital Pursuant to Rule 15c3-3
(Focus Report as of 12/31/02 vs. Audit Report as of 12/31/02)

Calculation of Difference in Net Capital between the Focus Report and the Audit Report:

Computation of Net Capital Per Focus Report as of December 31, 2002	10,734
Computation of Net Capital Per Audit Report as of December 31, 2002	10,734
Difference	0

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2002

A. Description of Business

Doherty & Co., LLC(the "Company") provides private placement agency services as well as financial consulting services.

B. Summary of Significant Accounting Policies

Cash and Cash Equivalents
The Company considers cash and all highly liquid investments purchased with an original or remaining maturity of less than three months at the date of purchase to be cash equivalents. All of its cash is custodied with three major financial institutions.

Fair Value of Financial Instruments
Carrying amounts of certain of the Company's financial instruments, including cash and equivalents, accrued payroll, and other accrued liabilities, approximate fair value because of their short maturities.

Investments
The Company's investments were classified as available for sale. Unrealized gains and losses on these investments are included as a separate component of members' equity.

Concentrations
Cash and cash equivalents are, for the most part, maintained with several major financial institutions in the United States. Deposits held with banks may exceed the amount of insurance provided on such deposits. Generally these deposits may be redeemed upon demand and therefore, bear minimal risk.

Revenue Recognition
The company recognizes revenue when it is realized or realizable and earned. The revenue from consulting time is recognized as services are provided. Private placement agency fees are recognized when the offerings are closed. Reimbursed expenses in excess of actual expenses are recognized on or before the offerings are closed.

Income Taxes
Provision for income taxes is based upon the annual LLC tax owed to the Franchise Tax Board for calendar year 2002. No tax is due to the Internal Revenue Service for calendar year 2002. As a limited liability company (LLC), the Company's taxable income or loss is allocated to members in accordance with their respective percentage ownership. Therefore, the only provision made for income tax is the actual annual gross receipts tax due by the LLC to the Franchise Tax Board.

Depreciation & Amortization
Property and Equipment and Organization Costs are carried at cost and depreciated or amortized over their estimated useful lives using the straight-line method. The estimated useful lives of depreciable properties generally are as follows: Office equipment, computer equipment and office furnishings 5 to 7 years. Organization costs are amortized between 5 and 15 years.

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2002

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts that are reported in the financial statement and accompanying disclosures. Although these estimates are based on management's best knowledge of current events and actions that the company may undertake in the future, actual results may be different from the estimates.

Comprehensive Income
In the first quarter of calendar year 2000, the Company adopted SFAS No. 130 "Reporting Comprehensive Income". Under SFAS 130 the Company is required to report comprehensive income, which includes the Company's net income, as well as changes in equity from other sources. There were no changes in equity from other sources. The adoption of SFAS 130 had no impact on the Company's net income.

C. Property, Equipment and Organization Costs
The following is a summary of property and equipment, at cost less accumulated depreciation, at December 31:

Computer and Office Equipment	77,547
Office Furniture and Fixtures	39,066
	116,613
Less: accumulated depreciation	(49,201)
	67,412
Organization Costs	39,348
Less: accumulated amortization	(23,448)
	15,900

D. Building Leases
The Company leased one office space in 2002 which expired March 2002. The company rented an office space on a month to month basis from April 2002 to current.

E. Members' Capital

The prior operating agreement of the Company was amended and restated on September 1, 2000 in recognition of the withdrawal of Anthony J. Scotti and the inclusion of Wendy Doherty. As of December 31, 2002 the Company was owned 99% by Michael Doherty and 1% by Wendy Doherty.

F. Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income", as of the first quarter of calendar year 2000. SFAS No. 130 establishes rules for the reporting and display of comprehensive income and its components, however, it had no impact on the Company's net income.

G. Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

Doherty & Co., LLC did not have any customer accounts as of December 31, 2002.

H. Statement of Changes in Liabilities Subordinated to Claims of Creditors

Doherty & Co., LLC did not have any subordinated liabilities as of December 31, 2002.

Doherty & Co., LLC
Notes to the Financial Statements
As of December 31, 2002

I. Supplementary Information - Operating Expenses:

	2002
Accounting Fees	7,187
Amortization	7,870
Automotive Expense	14,202
Bank Charges	283
Computer Expense	796
Consulting Fees	750
Depreciation	22,353
Dues & Subscriptions	300
Equipment Rental	633
Entertainment	8,677
Filing Fees and Registration	12,168
Insurance Expense	25,309
Legal Fees	1,238
Office Expense	2,001
Payroll Tax Expense	6,431
Payroll Processing	1,201
Rent	36,521
Repairs & Maintenance	1,155
Salaries and Wages	75,008
Shipping & Postage	1,795
Tax & License	1,369
Telephone	13,250
Travel	5,423
Utilities	1,196
Total Operating Expenses	247,116